Lichen China Limited

September 7, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, NE

Washington, D.C., 20549

Attn: Ms. Alyssa Wall

Re:	Lichen China Limited
Registration Statement on Form F-1, as amended (File No. 333-264624) Request for Acceleration of Effectiveness

Dear Ms. Wall:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Lichen China Limited hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-1, as amended be accelerated to and that the Registration Statement become effective at 4:00 p.m., Eastern Time, on September 9, 2022, or as soon thereafter as practicable.

Very truly yours,

Lichen China Limited

By:	/s/ Ya Li
	Name:	Ya Li
	Title:	Chief Executive Officer and Chairman of the Board